EXHIBIT 12

OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES

COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratios)

	Three Months Ended		Year Ended
	March 31		December 31
	2008	2007	2007	2006	2005	2004	2003
Income from continuing operations	$1,819	$1,169	$5,078	$4,202	$4,838	$2,197	$1,410
Add:
Minority interest(a)	29	7	75	111	74	76	62
Adjusted income from equity investments(b)	(27)	3	(28)	(52)	(53)	(5)	72
	1,821	1,179	5,125	4,261	4,859	2,268	1,544
Add:
Provision for taxes on income (other than foreign oil and gas taxes)	541	272	1,577	1,545	632	891	593
Interest and debt expense(c)	38	217	344	297	305	270	337
Portion of lease rentals representative of the interest factor	7	8	60	52	47	40	8
	586	497	1,981	1,894	984	1,201	938
Earnings before fixed charges	$2,407	$1,676	$7,106	$6,155	$5,843	$3,469	$2,482
Fixed charges
Interest and debt expense including capitalized interest(c)	$50	$235	$403	$352	$331	$285	$343
Portion of lease rentals representative of the interest factor	7	8	60	52	47	40	8
Total fixed charges	$57	$243	$463	$404	$378	$325	$351

Ratio of earnings to fixed charges	42.23	6.90	15.35	15.24	15.46	10.67	7.07
(a)	Represents minority interests in net income of majority-owned subsidiaries and partnerships having fixed charges.
(b)	Represents income from less-than-50-percent-owned equity investments adjusted to reflect only dividends received.
(c)

Includes proportionate share of interest and debt expense of less-than-50-percent-owned equity investments. The three months ended March 31, 2007 amount includes a pre-tax interest charge of $172 million for the purchase of various debt issues in the open market.